                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                              ANGELICA CORPORATION
                              --------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    034663104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 19, 2004
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 2 of 11 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    895,550
 OWNED BY
   EACH
REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                895,550
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     895,550
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 3 of 11 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    895,550
 OWNED BY
   EACH
REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                895,550
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     895,550
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 4 of 11 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    895,550
 OWNED BY
   EACH
REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                895,550
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     895,550
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 5 of 11 Pages
-----------------------                                    ---------------------

         The following  constitutes  Amendment No. 3 ("Amendment  No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

   Items 2(a) - (c) are hereby amended and restated to read as follows:

         (a) This  statement  is filed by Steel  Partners  II,  L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability company ("Partners LLC") and Warren G.  Lichtenstein.  Each of
the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting Persons."

         Partners  LLC is the  general  partner of Steel  Partners  II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

         (b) The  principal  business  address of each  Reporting  Person is 590
Madison Avenue, 32nd Floor, New York, New York 10022.

         (c) The  principal  business of Steel  Partners II is  investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

   Item 3 is hereby amended and restated to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The  aggregate  purchase  price of the 895,550  Shares of Common  Stock owned by Steel Partners II is $18,028,278,  including brokerage commissions. The
Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

   Item 4 is hereby amended and restated to read as follows:

Item 4.  Purpose of Transaction.
         ----------------------

         The  Reporting  Persons  purchased  the Shares  based on the  Reporting
Persons'  belief that the Shares at current  market prices are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 6 of 11 Pages
-----------------------                                    ---------------------

such times as the Reporting Persons may deem advisable.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs  (a) - (j) of Item
4 of  Schedule  13D  except as set  forth  herein  or such as would  occur  upon completion of any of the actions  discussed above.  Steel Partners II intends to review  its  investment  in the  Issuer  on a  continuing  basis  and  engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry conditions,  Steel Partners
II may in the future take such  actions with  respect to its  investment  in the
Issuer as it deems  appropriate  including,  without  limitation,  seeking Board representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional Shares, selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

   Item 5(a) is hereby amended and restated to read as follows:

         (a) The aggregate  percentage of Shares of Common Stock  reported owned by each person named herein is based upon 8,931,529 Shares outstanding, which is the total number of Shares  outstanding  as of March 31, 2004 as reported in the
Issuer's Proxy  Statement on Schedule 14A filed with the Securities and Exchange
Commission on April 23, 2004.

         As of the  close  of  business  on May  24,  2004,  Steel  Partners  II beneficially owned 895,550 Shares,  constituting approximately 10% of the Shares outstanding.  As the general  partner of Steel Partners II,  Partners LLC may be deemed to  beneficially  own the  895,550  Shares  owned by Steel  Partners  II, constituting approximately 10% of the Shares outstanding.  As the sole executive officer  and  managing  member of  Partners  LLC,  which in turn is the  general partner of Steel Partners II, Mr. Lichtenstein may be deemed to beneficially own the 895,550 Shares owned by Steel Partners II, constituting approximately 10% of the Shares  outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 895,550  Shares owned by Steel  Partners II by virtue of his authority to vote and dispose of such Shares.  All of such Shares were  acquired in open-market transactions.

   Item 5(c) is hereby amended to add the following:

         Schedule  A annexed  hereto  lists all  transactions  by the  Reporting
Persons in the Issuer's  Common  Stock  during the past sixty days.  All of such transactions were effected in the open market.

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 7 of 11 Pages
-----------------------                                    ---------------------

   Item 7 is hereby amended to add the following exhibit:

          2.   Joint  Filing  Agreement  by and among Steel  Partners  II, L.P.,
               Steel Partners,  L.L.C. and Warren G.  Lichtenstein,  dated as of
               May 25, 2004.

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 8 of 11 Pages
-----------------------                                    ---------------------

                                   SIGNATURES
                                   ----------

         After  reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:      May 25, 2004             STEEL PARTNERS II, L.P.

                                     By:   Steel Partners, L.L.C.
                                           General Partner

                                     By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

                                     STEEL PARTNERS, L.L.C.

                                     By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

                                      /s/ Warren G. Lichtenstein
                                     -------------------------------------------
                                     WARREN G. LICHTENSTEIN

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 9 of 11 Pages
-----------------------                                    ---------------------

                                   SCHEDULE A
                                   ----------

              Transactions in the Shares During the Past Sixty Days
              -----------------------------------------------------

 Shares of Common Stock              Price Per                   Date of
      Purchased                      Share($)                    Purchase
      ---------                      -------                     --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

       8,200                          22.7449                      4/26/04

       4,000                          22.7400                      4/27/04

       4,000                          22.9850                      4/28/04

       2,200                          22.9500                      4/29/04

       2,300                          23.0000                      4/30/04

      23,200                          22.7963                      5/04/04

      10,000                          22.5308                      5/05/04

      11,600                          22.3321                      5/06/04

       8,200                          22.2746                      5/07/04

       2,000                          21.9000                      5/10/04

         900                          22.0000                      5/11/04

       4,000                          21.7600                      5/12/04

      12,000                          21.8790                      5/13/04

       6,500                          21.4492                      5/19/04

       3,400                          21.4682                      5/20/04

       2,000                          21.4500                      5/21/04

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 10 of 11 Pages
-----------------------                                    ---------------------

                                  EXHIBIT INDEX
                                  -------------

            Exhibit                                                         Page
            -------                                                         ----

1.          Joint Filing  Agreement by and between Steel  Partners II,
            L.P.  and  Warren G.  Lichtenstein,  dated as of April 24,
            2003 (previously filed).                                        --

2.          Joint  Filing  Agreement  by and among Steel  Partners II,
            L.P., Steel Partners,  L.L.C. and Warren G.  Lichtenstein,
            dated as of May 25, 2004.                                       11

-----------------------                                    ---------------------
CUSIP No. 034663104                   13D                    Page 11 of 11 Pages
-----------------------                                    ---------------------

                             JOINT FILING AGREEMENT
                             ----------------------

         In accordance with Rule 13d-1(k)(1)(iii)  under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf  of each of them of a  Statement  on  Schedule  13D  dated  May 25,  2004
(including  amendments  thereto)  with  respect to the Common  Stock of Angelica
Corporation.  This Joint Filing  Agreement  shall be filed as an Exhibit to such
Statement.

Dated:      May 25, 2004        STEEL PARTNERS II, L.P.

                                By: Steel Partners, L.L.C.
                                    General Partner

                                By: /s/ Warren G. Lichtenstein
                                   ---------------------------------------------
                                   Warren G. Lichtenstein
                                   Managing Member

                                STEEL PARTNERS, L.L.C.

                                By: /s/ Warren G. Lichtenstein
                                   ---------------------------------------------
                                   Warren G. Lichtenstein
                                   Managing Member

                                 /s/ Warren G. Lichtenstein
                                ------------------------------------------------
                                WARREN G. LICHTENSTEIN